UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number: 0-49790
                                                        CUSIP Number: 92343X100

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR
|_| Form N-CSR

         For Period Ended: January 31, 2006
                           --------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ----------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              --------------------

                                     PART I
                             REGISTRANT INFORMATION

Verint Systems Inc.
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Full Name of Registrant


N/A
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Former Name if Applicable


330 South Service Road
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Address of Principal Executive Office (Street and Number)


Melville, New York 11747
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City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Verint Systems Inc. ("Verint") plans to file its Annual Report on Form 10-K for the year ended January 31, 2006 as soon as practicable, but does not currently expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

         Prior to Verint's initial public offering in May 2002, Verint was a wholly-owned subsidiary of Comverse Technology, Inc. ("Comverse") and, as a result, during that period certain Verint employees received from Comverse options to purchase Comverse common stock. Since May 2002 (other than the repricing of stock options initiated by Comverse in June 2002) no Verint employee received compensatory awards from Comverse. As previously announced on March 14, 2006, the Board of Directors of Comverse, now the 57% stockholder of Verint, has created a special committee (the "Comverse Special Committee") composed of outside directors, to review matters relating to Comverse's stock option grants, including the accuracy of the stated dates of Comverse option grants and whether Comverse followed all proper corporate procedures. The final outcome of the Comverse Special Committee's review of its stock option practices may require Verint to incur additional charges for Comverse stock option related expenses with regard to Comverse grants of Comverse options to Verint employees when Verint was wholly-owned by Comverse.

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
         While Verint does not participate in, and is not privy to, the substance of the Comverse Special Committee's review, Verint has been informed that although the Comverse Special Committee has not yet completed its work or reached final conclusions, it has reached a preliminary conclusion that the actual dates of measurement for certain past Comverse stock option grants for accounting purposes differed from the recorded grant dates for such awards. Although Verint is unable to determine the full effect of these matters, including whether any restatement of its historical financial statements is required, until the Comverse Special Committee completes its review, based on the Comverse Special Committee's preliminary determination, Verint has filed a Current Report on Form 8-K with the SEC to the effect that Verint has concluded that its historical financial statements for each of the fiscal years ended January 31, 2005, 2004, 2003, 2002 and 2001 and for the first three quarters of the fiscal year ended January 31, 2006, and any related reports of its independent registered public accounting firm, should no longer be relied upon.

         Note: Certain statements in this Form 12b-25 concerning Verint's future revenues, earnings per share, results or prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important risks, uncertainties and other important factors that could cause actual results to differ materially include, among others: potential impact on Verint's financial results related to Comverse's creation of a special committee of the Board of Directors of Comverse to review matters relating to grants of Comverse stock options, including but not limited to, the accuracy of the stated dates of Comverse option grants and whether Comverse followed all of its proper corporate procedures and the results of the Comverse special committee's review; the effect of Verint's failure to timely file all required reports under the Securities Exchange Act of 1934, and the resultant potential delisting of Verint's common stock on NASDAQ; introducing quality products on a timely basis that satisfy customer requirements and achieve market acceptance; lengthy and variable sales cycles create difficulty in forecasting the timing of revenue; integrating the business and personnel of CM Insight; risks associated with significant foreign operations, including fluctuations in foreign currency exchange rates; aggressive competition in all of Verint's markets, which creates pricing pressure; integrating the business and personnel of MultiVision, including implementation of adequate internal controls; managing our expansion in the Asia Pacific region; risks that Verint's intellectual property rights may not be adequate to protect its business or that others may claim that Verint infringes upon their intellectual property rights; risks associated with integrating the business and employees of Opus and RP Sicherheissysteme GMBH; risks associated with Verint's ability to retain existing personnel and recruit and retain qualified personnel in all geographies in which Verint operates; decline in information technology spending; changes in the demand for Verint's products; challenges in increasing gross margins; risks associated with changes in the competitive or regulatory environment in which Verint operates; dependence on government contracts; expected increase in Verint's effective tax rate; perception that Verint improperly handles sensitive or confidential information; inability to maintain relationships with value added resellers and systems integrators; difficulty of improving Verint's infrastructure in order to be able to continue to grow; risks associated with Comverse


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
         Technology, Inc. controlling Verint's business and affairs; and other risks described in filings with the Securities and Exchange Commission. All documents are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Verint's website at www.verint.com. Verint makes no commitment to revise or update any forward-looking statements except as otherwise required by law.



























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
                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Igal Nissim                                (631)              962-9600
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 (Name)                                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       |_| Yes   |X| No

         Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated January 9, 2006 to include the financial information required by Form 8-K in connection with the January 9, 2006 acquisition by the Company of MultiVision Intelligence Surveillance Limited's networked video security business.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       |X| Yes   |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On March 14, 2006 Verint issued a press release in which it announced record sales of $84,080,000 for the fourth quarter of fiscal 2005, ended January 31, 2006, a 21.8% increase compared with $69,030,000 in sales for the fourth quarter of fiscal 2004. Verint's sales increased approximately 7.5% sequentially, compared with $78,238,000 for the third quarter of fiscal 2005. In Fiscal 2005, sales increased 23.7% to $309,066,000 compared to sales of $249,824,000 in fiscal 2004.

         Due to uncertainty as to whether Verint will be required, upon completion of the Comverse Review, to restate certain of its previously issued financial statements, except as described above, the Company at this time cannot provide a reasonable estimate and comparison of the results of its operations for the fiscal year ended January 31, 2006 compared to such 2005 results.



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
                               Verint Systems Inc.
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                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 17, 2006
                                         VERINT SYSTEMS INC.

                                         By: /s/ IGAL NISSIM
                                             -------------------------------
                                             Name: Igal Nissim
                                             Title: Chief Financial Officer

























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